UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires March 31, 2016
Estimated average burden
Hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -68977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 AND ENDING DECEMBER 31, 2014

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

SUMMIT SECURITIES GROUP, LLC FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2 Rector Street – 16th Floor

NEW YORK,	NEW YORK	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Anderson (646) 738- 4064

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1410 (06-02)

OATH OR AFFIRMATION

I, GARY ANDERSON, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of SUMMIT SECURITIES GROUP, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL
BRIDGET PEACHEY, NOTARY PUBLIC
CITY OF PHILADELPHIA, PHILADELPHIA COUNTY
MY COMMISSION EXPIRES APR. 4, 2015

x ______________________
Signature

Chief Executive Officer
Title

x ______________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Summit Securities Group, LLC
Financial Statements
December 31, 2014

Table of Contents

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Summit Securities Group, LLC
2 Rector Street – 16th Floor
New York, NY 10006

We have audited the accompanying statement of financial condition of Summit Securities Group, LLC. (the Company) as of **December 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Summit Securities Group, LLC. as of **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 11, 2015

Summit Securities Group, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 1,609,403
Financial instruments owned, at fair value	348,073,082
Receivable from clearing brokers	1,597,063
Dividend receivable	18,800
Exchange memberships	5,173,000
Total assets	$ 356,471,348
Liabilities and Members' Equity	
Financial instruments sold, not yet purchased, at fair value	$ 224,641,797
Payable to clearing brokers	106,505,625
Accounts payable and accrued liabilities	4,085,021
Total liabilities	335,232,443
Commitments and contingent liabilities (note 6)	
Subordinated borrowings (note 8)	
Members' equity	21,238,905
Total liabilities and members' equity	$ 356,471,348

See accompanying notes and report of independent registered public accounting firm.

Note 1.
Organization and Description of Business

Summit Securities Group, LLC (Company or firm) is a proprietary trading firm and broker-dealer registered with the Securities and Exchange Commission (SEC). Founded in 2011 as a Delaware limited liability company, the firm is headquartered in New York and maintains memberships at the following principal United States (U.S.) self-regulatory organizations and exchanges, and eight other exchanges:

- Chicago Board Options Exchange
- New York Stock Exchange
- NASDAQ Stock Market

The Company has established several clearing arrangements with clearing brokers and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

Note 2.
Basis of Presentation

Summit Securities Group, LLC is a wholly owned subsidiary of White Bay Capital Holdings, LLC (Holding Company). These unconsolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (GAAP) and do not include the accounts of the Holding Company.

Note 3.
Significant Accounting Policies

Cash and Cash Equivalents
Cash consists of commercial bank demand deposits which may exceed the limits of federal deposit insurance coverage. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash or cash equivalents.

Market Making and Trading Activities
Financial instruments owned and Financial instruments sold, not yet purchased include securities and derivative instruments related to market making and trading activities. Financial instruments transactions are recorded on a trade-date basis, carried at fair value in accordance with FASB ASC 820, and trading gains and losses and unrealized gains and losses are reflected in trading revenue.

Fair Value of Financial Instruments
FASB ASC 820 defines fair value as the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1	quoted prices in active markets for identical assets and liabilities that the company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.
Level 2	Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

See Note 5 *Financial Instruments Owned and Sold Short* for a description of valuation methodologies applied to the classes of financial instruments at fair value. Substantially all of the Company's financial instruments are carried at fair value based on unadjusted quoted prices in active markets for identical assets or liabilities meeting the Level 1 valuation criteria.

Income Taxes
The Company has elected to be treated as a pass-through entity for income tax purposes and files informational income tax returns in various jurisdictions. Accordingly, there is no provision for income taxes recorded in the accompanying financial statements. State franchise tax fees are immaterial and not separately stated in the statement of operations.

Use of Estimates
The preparation of financial statements in conformity with GAAP may require management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results may differ from estimated amounts.

Note 4.

Financial Instruments Owned and Sold Short

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in note 3: Significant Accounting Policies.

Securities owned and sold short consist of trading and investment securities reported at fair values, as follows:

	Instruments Owned	Instruments Sold Short
Equities	$330,668,752	14,924,592
Option Contracts	6,108,899	197,344,927
Fixed Income Securities	11,295,431	12,372,278
Total	$348,073,082	$224,641,797

All financial instruments owned and sold short are considered to be valued using Level 1 inputs. The Company has agreements with clearing brokers under which the Company pledges securities owned and receivables from clearing brokers as collateral for securities sold short, open futures transactions and margin borrowings.

Note 5.

Members' Equity

The Company's operating agreement provides that the managing member has sole authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. The entrepreneurial members have no voting rights and do not participate in management of the Company. Entrepreneurial members are traders that have control over their trading accounts in accordance with their agreements. These members have sub-accounts and are responsible for the profits and losses of their respective trading accounts. All assets of the Company are maintained in a pooled non-segregated environment where there is cross-risk among capital accounts of all members. The managing member may restrict, halt or terminate an entrepreneurial member's trading activities at any time or for any reason. As a limited liability company, each member's liability is limited to amounts reflected in their respective capital account.

Note 6.
Commitments

Office Leases
The Company rents office space in Florida, Chicago, and New York pursuant to annual lease agreements of $6,000, $23,712, and $110,400 per year, respectively.

Note 7.
Financial Instruments and Off-Balance-Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2014 at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2014. At December 31, 2014, the Company had also borrowed securities and pledged securities against these borrowed securities. In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Credit Risk
Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options, futures, and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

The Company clears its trades through clearing brokers. In the event these entities do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of these entities. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these entities.

Note 8.
Subordinated Borrowings

The Company does not have any liabilities subordinated to the claims of general creditors.

Note 9.
Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company had net capital of $11,260,884 which was $10,260,884 in excess of its required net capital of $1,000,000.

The Company's ratio of aggregate indebtedness to net capital was .36 at December 31, 2014.